SCHEDULE 13G
CUSIP NO. 92532L 20 6                                         PAGE 1 OF 10 PAGES

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                              Verticalnet, Inc.
    ------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
    ------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 92532L 20 6
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                July 30, 2002
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 [   ] Rule 13d-1(b)
 [ x ] Rule 13d-1(c)
 [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 92532L 20 6                                         PAGE 2 OF 10 PAGES


  ------------------------------------------------------------------------
    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                   Alexandra Global Investment Fund I, Ltd.
                   (No. I.R.S. ID Number)
  ------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]
         (b)  [ ] (See Item 6)
  ------------------------------------------------------------------------
    3.   SEC Use Only

  ------------------------------------------------------------------------
    4.   Citizenship or Place of Organization

                 British Virgin Islands
  ------------------------------------------------------------------------

                 5.  Sole Voting Power

    Number of              -0-
    Shares       ---------------------------------------------------------
    Beneficially 6.  Shared Voting Power
    Owned by
    Each              812,062 shares of Common Stock (See Item 4)
    Reporting    ---------------------------------------------------------
    Person       7.  Sole Dispositive Power
    With:
                           -0-
                 ---------------------------------------------------------
                 8.  Shared Dispositive Power

                     812,062 shares of Common Stock (See Item 4)
  ------------------------------------------------------------------------
    9.   Aggregate Amount Beneficially Owned by Each Reporting Person

              812,062 shares of Common Stock (See Item 4)
  ------------------------------------------------------------------------
   10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         [ ]
  ------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9)

                6.28% (See Item 4)
  ------------------------------------------------------------------------
    12.  Type of Reporting Person (See Instructions)

              CO
  ------------------------------------------------------------------------

  ------------------------------------------------------------------------

  ------------------------------------------------------------------------

  ------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 92532L 20 6                                         PAGE 3 OF 10 PAGES



  ------------------------------------------------------------------------
    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                Alexandra Investment Management, LLC
                13-4092583
  ------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]
         (b)  [ ] (See Item 6)
  ------------------------------------------------------------------------
    3.   SEC Use Only

  ------------------------------------------------------------------------
    4.   Citizenship or Place of Organization

                 Delaware
  ------------------------------------------------------------------------

                 5.  Sole Voting Power

    Number of              -0-
    Shares       ---------------------------------------------------------
    Beneficially 6.  Shared Voting Power
    Owned by
    Each              812,062 shares of Common Stock (See Item 4)
    Reporting    ---------------------------------------------------------
    Person       7.  Sole Dispositive Power
    With:
                           -0-
                 ---------------------------------------------------------
                 8.  Shared Dispositive Power

                     812,062 shares of Common Stock (See Item 4)
   ------------------------------------------------------------------------
    9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                812,062 shares of Common Stock (See Item 4)
  ------------------------------------------------------------------------
   10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         [ ]
  ------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9)

            6.28% (See Item 4)
  ------------------------------------------------------------------------
    12.  Type of Reporting Person (See Instructions)

              OO
  ------------------------------------------------------------------------

  ------------------------------------------------------------------------

  ------------------------------------------------------------------------

  ------------------------------------------------------------------------

 SCHEDULE 13G
 CUSIP NO. 92532L 20 6                                        PAGE 4 OF 10 PAGES

  ------------------------------------------------------------------------
    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Mikhail A. Filimonov
  ------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]
         (b)  [ ]
  ------------------------------------------------------------------------
    3.   SEC Use Only

  ------------------------------------------------------------------------
    4.   Citizenship or Place of Organization

                  U.S.
  ------------------------------------------------------------------------

                 5.   Sole Voting Power

    Number of              -0-
    Shares       ---------------------------------------------------------
    Beneficially 6.  Shared Voting Power
    Owned by
    Each              812,062 shares of Common Stock (See Item 4)
    Reporting    ---------------------------------------------------------
    Person       7.  Sole Dispositive Power
    With:
                           -0-
                 ---------------------------------------------------------
                 8.  Shared Dispositive Power

                     812,062 shares of Common Stock (See Item 4)
  ------------------------------------------------------------------------
    9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                812,062 shares of Common Stock (See Item 4)
  ------------------------------------------------------------------------
   10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         [x]
  ------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9)

                6.28% (See Item 4)
  ------------------------------------------------------------------------
    12.  Type of Reporting Person (See Instructions)

              IN
  ------------------------------------------------------------------------

  ------------------------------------------------------------------------

  ------------------------------------------------------------------------

  ------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 92532L 20 6                                        PAGE 5 OF 10 PAGES

  ------------------------------------------------------------------------
    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                 Dimitri Sogoloff
  ------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]
         (b)  [ ]
  ------------------------------------------------------------------------
    3.   SEC Use Only

  ------------------------------------------------------------------------
    4.   Citizenship or Place of Organization

                 U.S.
  ------------------------------------------------------------------------

                 5.   Sole Voting Power

    Number of              -0-
    Shares       ---------------------------------------------------------
    Beneficially 6.  Shared Voting Power
    Owned by
    Each              812,062 shares of Common Stock (See Item 4)
    Reporting    ---------------------------------------------------------
    Person       7.  Sole Dispositive Power
    With:
                           -0-
                 ---------------------------------------------------------
                 8.  Shared Dispositive Power

                     812,062 shares of Common Stock (See Item 4)
  ------------------------------------------------------------------------
    9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                     812,062 shares of Common Stock  (See Item 4)
  ------------------------------------------------------------------------
   10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         [ ]
  ------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9)

              6.28% (See Item 4)
  ------------------------------------------------------------------------
    12.  Type of Reporting Person (See Instructions)

              IN
  ------------------------------------------------------------------------

  ------------------------------------------------------------------------

  ------------------------------------------------------------------------

  ------------------------------------------------------------------------

Schedule 13G
CUSIP NO. 92532L 20 6                                         PAGE 6 OF 10 PAGES


Item 1(a).        Name of Issuer:

                  Verticalnet, Inc.(the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  300 Chester Field Parkway
                  Malvern, Pennsylvania  19355

Item 2(a).        Names of Persons Filing:

                  Alexandra Global Investment Fund I, Ltd. ("Alexandra") Alexandra Investment Management, LLC ("Management") Mikhail A. Filimonov ("Filimonov")
                  Dimitri Sogoloff ("Sogoloff")

Item 2(b).        Address of Principal Business Office:

                  Alexandra - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
                  Management - 767 Third Avenue, 39th Floor, New York, New York 10017
                  Filimonov - 767 Third Avenue, 39th Floor, New York, New York 10017
                  Sogoloff - 767 Third Avenue, 39th Floor, New York,
                  New York 10017

Item 2(c).        Place of Organization or Citizenship:

                  Alexandra - British Virgin Islands
                  Management - Delaware
                  Filimonov - U.S.
                  Sogoloff - U.S.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 par value per share of the Issuer (the "Common Stock")

Item 2(e).        CUSIP Number:

                  92532L 20 6

Item 3. This Schedule is filed pursuant to Rule 13d-1(c) by Alexandra, Management, Filimonov and Sogoloff

Item 4.           Ownership:

                   (a)     Amount Beneficially Owned:

                           Alexandra: 812,062 shares*
                           Management: 812,062 shares*
                           Filimonov: 812,062 shares*
                           Sogoloff: 812,062 shares*

                   (b)     Percent of Class:

                           Alexandra: 6.28%

Schedule 13G
CUSIP NO. 92532L 20 6                                         PAGE 7 OF 10 PAGES


                         Management: 6.28%
                         Filimonov: 6.28%
                         Sogoloff: 6.28%

                         (Based on 11,653,313 shares of Common Stock outstanding, as of July 15, 2002, as stated by the Issuer to Alexandra, plus 1,270,854 shares of Common Stock issued by the Issuer on July 30, 2002)

                  (c)    Number of Shares as to which the Person has:

                         (i)     sole power to vote or to direct
                                 the vote

                                                -0-

                         (ii)    shared power to vote or to direct the vote:

                                 812,062 shares of Common Stock*

                         (iii) sole power to dispose or to direct the disposition of

                                                -0-

                         (iv) shared power to dispose or to direct the disposition of

                                 812,062 shares of Common Stock*


*Management serves as investment advisor to Alexandra. By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.

Filimonov serves as the Chairman, a Managing Member and the Chief Investment Officer of Management. Sogoloff serves as a Managing Member and the Chief Operations Officer of Management. By reason of such relationships, each of Filimonov and Sogoloff may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov and Sogoloff each disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Schedule 13G
CUSIP NO. 92532L 20 6                                         PAGE 8 OF 10 PAGES


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable


Item 8.           Identification and Classification of Members of the Group:

                  Not applicable


Item 9.           Notice of Dissolution of Group:

                  Not applicable


Item 10.          Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

     Exhibit I: Joint Filing Agreement, dated as of August 2, 2002, by and among Alexandra, Management, Filimonov and Sogoloff.

Schedule 13G
CUSIP NO. 92532L 20 6                                         PAGE 9 OF 10 PAGES



                                    SIGNATURE

     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                    ALEXANDRA GLOBAL INVESTMENT FUND I, LTD.

                    By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                        Investment Advisor

                        By: /s/ Mikhail A. Filimonov
                        ----------------------------
                        Mikhail A. Filimonov
                        Title: Managing Member



                    ALEXANDRA INVESTMENT MANAGEMENT, LLC

                    By: /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov
                    Title: Managing Member



                    /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov



                    /s/ Dimitri Sogoloff
                    ----------------------------
                    Dimitri Sogoloff

Schedule 13G
CUSIP NO. 92532L 20 6                                        PAGE 10 OF 10 PAGES



                                                                       Exhibit I



                             JOINT FILING AGREEMENT

     This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value, of Verticalnet, Inc., a Pennsylvania corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of August 2, 2002



                    ALEXANDRA GLOBAL INVESTMENT FUND I, LTD.

                    By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                        Investment Advisor

                        By: /s/ Mikhail A. Filimonov
                        ----------------------------
                        Mikhail A. Filimonov
                        Title: Managing Member



                    ALEXANDRA INVESTMENT MANAGEMENT, LLC

                    By: /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov
                    Title: Managing Member



                    /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov



                    /s/ Dimitri Sogoloff
                    ----------------------------
                    Dimitri Sogoloff